Filed by Polestar Automotive Holding UK Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Form F-4 File No. (333-        )

Subject Companies:

Polestar Automotive Holding UK Limited

Gores Guggenheim, Inc.

(Commission File No. 001-40265)

Polestar

Polestar Brings Avant-Garde Design to New York City with the Opening of Permanent Retail Space

Opening marks 20th sales market in a rapidly growing nationwide network of Polestar Spaces and the first in New York City

MAHWAH, N.J. (October 4, 2021) – Polestar, the global electric performance car brand, today announced it has opened a new retail location in New York City. This announcement follows the recent news that Polestar plans to be publicly listed through a business combination with Gores Guggenheim, Inc. (Nasdaq: GGPI, GGPIW and GGPIU).

Now officially open to the public, it represents one of 20 Polestar Spaces in a rapidly growing nationwide network. Polestar Manhattan is located in vibrant Lincoln Square and offers customers a captivating retail experience where they can learn about the brand and vehicle lineup.

“New York City is an iconic city with deep roots in design, sustainability and engineering, and opening a Polestar Space in this location will allow us to showcase the superior driving experience and high-tech minimalism that defines and differentiates Polestar,” says Thomas Ingenlath, Chief Executive Officer of Polestar. “As we continue to redefine luxury for the sustainable age, Polestar Manhattan will serve as the brand’s retail home in New York City. Polestar plans to launch and showcase three new models by 2024, and I cannot wait to see them in this location.”

Gregor Hembrough, Head of Polestar in North America, adds: “It was critical that we establish a foothold in one of the most significant and important markets in the U.S., New York. In partnership with Manhattan Motor Cars, this new showroom will allow us to reach customers throughout the New York metro area.”

The Polestar Space is staffed by Polestar Specialists who are well trained to answer questions, assist with the digital ordering process, and coordinate test drives of the brand’s all-electric Polestar 2 model range, which includes two different configurations. Customers can also schedule test drives via Polestar.com/test-drive.

“By partnering with Polestar, we are able to offer customers a new way to learn about and purchase an electric vehicle,” says John Kaufman, General Manager of Polestar Manhattan and Manhattan Motor Cars. “We are seeing more interest in the EV space, and this new retail location gives consumers a place to learn more about Polestar and about EV ownership.”

Expected to grow to a total of 35 locations nationwide by the end of 2022, the U.S. Polestar retail network is already operating in 20 locations, including in Los Angeles, the San Francisco Bay Area, Boston, Central and Southern New Jersey, Dallas, Detroit, Minneapolis, Phoenix, Seattle, Orange County, Calif., and Denver, Colorado. Additional Spaces are planned to open throughout 2021 in Atlanta, Connecticut, South Florida, and Washington D.C.

Polestar now also offers a mobile service program in which a Polestar technician will travel to the owner’s location for minor repairs or software updates. Mobile service may be requested by contacting Polestar’s 24/7 Customer Support via phone or at polestar.com/contact.

Ends.

Contact Details

General media queries

napress@polestar.com

John Paolo Canton, Head of Public Relations and Communications, Americas

jp.canton@polestar.com

Donny Nordlicht, PR Manager, Americas

Donny.nordlicht@polestar.com

Morgan They, Account Director, Extension PR

polestar@extensionpr.com

About Polestar

Polestar was established as a new, standalone Swedish premium electric vehicle manufacturer in 2017. Founded by Volvo Cars and Geely Holding, Polestar enjoys specific technological and engineering synergies with Volvo Cars and benefits from significant economies of scale as a result.

The company is headquartered in Gothenburg, Sweden, and its vehicles are currently available and on the road in 14 global markets across Europe, North America and China. In 2021, Polestar is expanding into eight additional new markets in Europe, the middle East and Asia Pacific. Polestar cars are currently manufactured in two facilities in China, with additional future manufacturing planned in the USA.

In September 2021, Polestar announced its intention to list as a public company on the Nasdaq in a business combination agreement with Gores Guggenheim, Inc. Full information on this definitive agreement can be found here.

In the US, the local Polestar office is located in the New York metro area, in Mahwah, New Jersey. Polestar Spaces have been opened in Los Angeles, the San Francisco Bay Area, and Orange County, Calif.; New York City; Denver, Colorado; Boston; Central and Southern New Jersey; Dallas; Detroit; Minneapolis; Phoenix; and Seattle, with more to follow in Atlanta, Connecticut, South Florida and Washington D.C.

Polestar produces two electric performance cars. The Polestar 1 is a low-volume electric performance hybrid GT with a carbon fibre body, 609 hp, 1,000 Nm / 738 lb-ft and an electric-only range of 124 km (WLTP) – the longest of any hybrid car in the world. With production coming to an end late in 2021, Polestar 1 has established itself as a truly exclusive driver’s car.

The Polestar 2 electric performance fastback is the company’s first fully electric, high volume car. The Polestar 2 model range includes two variants with a 78 kWh battery, and dual- and single-motor powertrains with as much as 300 kW / 408 hp and 660 Nm / 487 lb-ft.

In the future, the Polestar 3 electric performance SUV is expected to join the portfolio, as well as the Precept – a design study vehicle released in 2020 that is under development for future production. Precept showcases the brand’s future vision in terms of sustainability, digital technology and design. In April 2021, Polestar announced the important goal of creating a truly climate-neutral car by 2030.

Forward-Looking Statements

Certain statements in this press release (“Press Release”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Gores Guggenheim, Inc. (“Gores Guggenheim”), Polestar Performance AB and/or its affiliates (the “Company”) and Polestar Automotive Holding UK Limited (“ListCo”). For example, projections of future Adjusted EBITDA or revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Gores Guggenheim and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to proposed business combination between Gores Guggenheim, the Company, ListCo and the other parties thereto (the “Business Combination”); (2) the outcome of any legal proceedings that may be instituted against Gores Guggenheim, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Gores Guggenheim, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) risks associated with changes in applicable laws or regulations and the Company’s international operations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the Company’s ability to maintain agreements or partnerships with its strategic partners Volvo Cars and Geely and to develop new agreements or partnerships; (13) the Company’s ability to maintain relationships with its existing suppliers and strategic partners, and source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships; (14) the Company’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (15) the Company’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (16) delays in the design, manufacture, launch and financing of the Company’s vehicles and the Company’s reliance on a limited number of vehicle models to generate revenues; (17) the Company’s ability to continuously and rapidly innovate, develop and market new products; (18) risks related to future market adoption of the Company’s offerings; (19) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (20) the Company’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to the Company by its partners in order for the Company to be able to increase its vehicle production capacities; (21) risks related to the Company’s distribution model; (22) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on the Company’s future business; (23) changes in regulatory requirements, governmental incentives and fuel and energy prices; (24) the impact of the global COVID-19 pandemic on Gores Guggenheim, the Company, the Company’s post business combination’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and (25) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Gores Guggenheim’s final prospectus relating to its initial public offering (File No. 333-253338) declared effective by the SEC on March 22, 2021, and other documents filed, or to be filed, with the U.S. Securities and Exchange Commission (the “SEC”) by Gores Guggenheim or ListCo, including the Registration/Proxy Statement (as defined below). There may be additional risks that neither Gores Guggenheim, the Company nor ListCo presently know or that Gores Guggenheim, the Company or ListCo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Gores Guggenheim, the Company nor ListCo undertakes any duty to update these forward-looking statements.

Additional Information

In connection with the proposed Business Combination, (i) ListCo is expected to file with the SEC a registration statement on Form F-4 containing a preliminary proxy statement of Gores Guggenheim and a preliminary prospectus (the “Registration/Proxy Statement”), and (ii) Gores Guggenheim will file a definitive proxy statement relating to the proposed Business Combination (the “Definitive Proxy Statement”) and will mail the Definitive Proxy Statement and other relevant materials to its stockholders after the Registration/Proxy Statement is declared effective. The Registration/Proxy Statement will contain important information about the proposed Business Combination and the other matters to be voted upon at a meeting of Gores Guggenheim stockholders to be held to approve the proposed Business Combination. This Press Release does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or other investment decisions, securityholders of Gores Guggenheim and other interested persons are advised to read, when available, the Registration/Proxy Statement and the amendments thereto and the Definitive Proxy Statement and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about Gores Guggenheim, the Company, ListCo and the Business Combination. When available, the Definitive Proxy Statement and other relevant materials for the proposed Business Combination will be mailed to stockholders of Gores Guggenheim as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the Registration/Proxy Statement, the Definitive Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Gores Guggenheim, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Gores Guggenheim and certain of its directors and executive officers may be deemed participants in the solicitation of proxies from Gores Guggenheim’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in Gores Guggenheim is set forth in Gores Guggenheim’s filings with the SEC (including Gores Guggenheim’s final prospectus related to its initial public offering (File No. 333-253338) declared effective by the SEC on March 22, 2021), and are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Gores Guggenheim, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou. Additional information regarding the interests of such participants will be contained in the Registration/Proxy Statement for the proposed Business Combination when available.

The Company and ListCo, and certain of their directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Gores Guggenheim in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the Registration/Proxy Statement for the proposed Business Combination when available.

No Offer and Non-Solicitation

This Press Release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Gores Guggenheim, the Company or ListCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.